Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Eagle Bancorp Montana Inc., of our report dated March 11, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Eagle Bancorp Montana, Inc. and subsidiaries (the “Company”), which report appears in the Annual Report on Form 10-K of Eagle Bancorp Montana Inc. for the year ended December 31, 2019 (and expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness), filed with the Securities and Exchange Commission, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Everett, Washington

July 30, 2020